Exhibit 4.2

CERTAIN IDENTIFIED INFORMATION MARKED [***] HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

Master Purchase Agreement

This master purchase agreement (the "Agreement"), dated XXX (the "Effective Date"), is entered into between

MacDONALD, DETTWILER AND ASSOCIATES CORPORATION, a corporation organized under the laws of Canada with company registration number 1163280531, having its office at 21025 Trans-Canada Highway, Sainte-Anne-de-Bellevue, Québec, Canada H9X 3R2 (the "Buyer")

and

SATIXFY UK LIMITED, a private limited company governed by the laws of England and Wales with company registration number 09966402, having its office at Spectrum Point, 279 Farnborough Rd, Farnborough GU14 7LS, United Kingdom, on its behalf and on behalf of its Affiliates (as defined herein below) (the "Seller")

(each a "Party", and together, the "Parties")

WHEREAS Seller is in the business of designing, Manufacturing and selling the Products (as defined in Section 1.01 hereinbelow);

WHEREAS the Products are the subject of a Pricing and Pre-Purchase Agreement entered into on 27 January 2022 between the Parties (as amended, restated, supplement or otherwise modified to the date hereof, the "Pre-Purchase Agreement");

AND WHEREAS Buyer wishes to continue purchase the Products from Seller and Seller desire to supply Products to Buyer.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

SECTION I
DEFINITIONS

Section 1.01          Definitions. Capitalized terms have the meanings set forth or referred to in this Section 1.01.

"Accounting Standard" means a set of accounting principles that Seller applies for itself, such principles being formally recognized in the jurisdiction(s) in which Seller operates.

“Agreed Price” has the meaning ascribed to it in Section 5.02.

"Affiliate" of a Person means any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

"Business Day" means any day other than a Saturday, Sunday, or any other day on which banks located in England and Wales or the Province of Québec are authorized or required by Law to be closed for business.

"Certificate of Conformance" means one or several documents issued by Seller and Seller’s suppliers and subcontractors, confirming on Seller’s behalf through the signature of a duly authorized officer that the Products delivered have fully complied with Quality Standards and Specifications, and have successfully undergone the Product Assurance Plan.

“Change Of Control” means, with respect to any Person that is a legal entity, the occurrence of any of the following events: (a) any reorganization, recapitalization, consolidation or merger (or similar transaction or series of related transactions) of such Person, or sale or exchange of its outstanding securities (or similar transaction or series of related transactions), in each case, in which the holders of such Person’s outstanding voting shares immediately before consummation of such transaction or series of related transactions do not, immediately after consummation of such transaction or series of related transactions, retain shares representing more than Fifty percent (50%) of the aggregate ordinary voting power represented by the issued and outstanding shares of the surviving entity of such transaction or series of related transactions (or the parent of such surviving entity if such surviving entity is wholly owned by such parent), in each case without regard to whether such Person is the surviving entity; (b) the disposition by such Person (whether directly or indirectly, by sale of assets or shares, merger, consolidation or otherwise) of all or substantially all of its business in one transaction or series of related transactions; (c) any sale, lease, exchange or other transfer, in one transaction or a series of related transactions, of all, or substantially all, the assets of such Person; or (d) any person shall have obtained the power (whether or not exercised) to elect a majority of the members of the governing body of such Person other than persons who are, immediately before the events giving rise to obtaining such powers, founders, directors or officers of such Person provided that in all cases (a) to (d) the issuance of securities of such Person as part of a financing transaction shall in all circumstances be deemed not to be a Change of Control.

"Control" (and with correlative meanings, the terms "Controlled by" and "under common Control with") means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of another Person, whether through the ownership of voting securities, by contract, or otherwise.

"Defective" means not conforming to the Product warranty under Section 8.01 and Section 8.02 and “Defect” shall be construed accordingly.

"Defective Products" means products shipped by Seller to Buyer pursuant to the Agreement that are Defective.

“Deliberate Default” means the undertaking by Seller of any act or omission in complying with the terms of the Agreement that i) was intended to cause harm to Buyer or ii) was a conscious decision to repudiate its contractual obligations.

"Delivery Date" means the delivery date or dates as specified in a Purchase Order.

"Delivery Location" means the street address for delivery of the Products specified in the applicable Purchase Order.

“Deviation” means a specific written authorization, granted by Buyer prior to the Manufacture of an item, to depart from Specifications (as defined hereinbelow) for a specific number of units and/or a specified period of time.

“Digital Payload” means satellite payloads or payload sub-systems such as, but not limited to, on board processors, digital beamformers, and direct radiating arrays, which require full or partial signal digitization.

“Embedded Software Layer” means generic software to enable the functionalities described in the chip datasheets in Exhibit B, and which is intended to be used by multiple customers solely as part of the Products that are incorporated into Buyer proprietary Digital Payloads (not standalone).

"Equipment" means all machinery, equipment, Tooling, furnishings, and fixtures of any kind, nature, or description, that are used in the Manufacture of Products now owned or hereafter acquired by Seller, as well as all (a) additions to, substitutions for, replacements of and accessions to any of the foregoing items, and (b) attachments, components, parts (including spare parts), and accessories installed thereon or affixed thereto.

"Foreground IP Rights" means any IP Rights developed after the Effective Date with respect to the Products (or any part thereof), including for the design, Manufacture of, or for incorporation into, the Products or any part thereof.

"Governmental Authority" means as applicable to each Party any federal, provincial, territorial, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of Law), or any arbitrator, court, or tribunal of competent jurisdiction.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, award, or determination entered by or with any Governmental Authority.

"Incoterms" means for shipments by sea and inland waterway: CFR (Buyer location, Montréal or UK), Incoterms 2020, and for shipments by airfreight: CPT (Buyer location, Montréal or UK) provided that by way of modification to CPT the destination terminal charges shall be borne equally between the Parties.

"Inventory Bank" means, at any time, no less than Five percent (5%) of the total number of units of the relevant Product which has been ordered in the immediately preceding 12 month period, until expiry of the applicable Warranty Period in accordance with Section 8.01 hereof).

"IP Rights" means all industrial and other intellectual property rights comprising or relating to: (a) Patents; (b) Trademarks; (c) internet domain names, whether or not Trademarks, registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website, and URLs; (d) works of authorship, expressions, designs, design registrations and industrial design registrations, whether or not copyrightable or registerable, including copyrights and copyrightable works, software, and firmware, application programming interfaces, architecture, files, records, schematics, data, data files, and databases and other specifications and documentation; (e) Trade Secrets; (f) integrated circuit topologies, semiconductor chips, mask works, and the like; and (g) all industrial and other intellectual property rights, and all rights, interests, and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection pursuant to the Laws of any jurisdiction throughout any part of the world.

"Law" means as applicable to each Party any statute, law, ordinance, regulation, binding rule, binding code, constitution, treaty, common law, Governmental Order, or other requirement or rule of law of any Governmental Authority.

"Licensed Programs" means all of the computer programs that must be supported by Seller under the Agreement.

"Licensed Software" means the Licensed Programs and the Software Documentation collectively.

"Maintenance Releases" means all available enhancements, extensions, improvements, upgrades, updates, releases, versions, renames, rewrites, cross-grades, components and back grades or other modifications to the Licensed Software developed or published or sold by Seller or its licensors;

"Manufacture" means manufacture, packaging, production, assembly, testing, storage in respect of finished goods pre-delivery, packing, and delivery by or on behalf of Seller (“Manufactured” and “Manufacturing” shall be construed accordingly).

"Media" means the material or medium on which the Licensed Programs are stored for delivery to Buyer, including electronic media such as magnetic disks or electronic downloads. Media does not include the Licensed Software stored on the Media.

"Non-Conforming Products" means any Products received by Buyer from Seller that: (a) do not conform to the make, model and/or number/UPC/SKU in any applicable Purchase Order; (b) do not fully conform to any Specifications and Quality Standards,; and/or (c) on visual inspection, are otherwise determined by Buyer to be Defective. Where the context requires, Non-conforming Products are deemed to be Products for purposes of the Agreement.

"Patents" means all patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions, and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor's certificates, petty patents, and patent utility models).

"Permits" means permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances, and similar rights obtained, or required to be obtained, from any Governmental Authority.

"Person" means any individual, partnership, corporation, trust, unlimited liability company, unincorporated organization, association, Governmental Authority, or any other entity.

"Personnel" means any agents, employees, contractors, or subcontractors engaged or appointed by a Party.

“Product Assurance Plan” means the product assurance plan, such document namely including the acceptance plan and the qualification plan, the whole as annexed in Exhibit B to the Agreement and as may be updated from time to time by way of amendment to the Agreement.

“Products” means the [***] chips, and subsequent improved chips with similar functionality, with performance as specified in Exhibit B as a minimum, provided with the required Embedded Software Layer (in object code).

"Purchase Order" means a purchase order issued by Buyer to Seller, which shall contain the details specified in subsection 2.02(2) hereinbelow, and which has not been rejected by Seller in accordance with the terms of the Agreement.

“Quality Standards” means, at any point in time, (a) the standards contained in the Product Assurance Plan and as herein incorporated, in respect of the Products and the Manufacture and shipping of same; and (b) the standards applied by certification agencies and regulatory authorities having authority over the Products and the Manufacture, sale and distribution of same.

“Representatives” means a Party’s Affiliates and each of their respective Personnel, officers, directors, partners, shareholders, agents, lawyers, attorneys, third party advisors, successors, and permitted assigns.

“Software Documentation” means all of the manuals, handbooks, user guides and other human-readable material which have been provided by Seller to Buyer for use with the Licensed Programs, whether provided in printed form or on magnetic tape, disk or on other Media.

“Software Error” means any software instruction or statement contained in or absent from the Licensed Programs, which, by its presence or absence, prevents the Licensed Programs from operating in accordance with the Specifications.

"Specifications" means the datasheets annexed in Exhibit B to the Agreement [***] thereafter as mutually agreed.

“Support Period” means the period equivalent to [***] of successful operations after the intentional launch of the first Digital Payload, during which Seller must support the Product, in accordance with the conditions of the Agreement.

“Taxes” means any commodity tax, including sales, use, excise, value-added, consumption, or other similar tax, including penalties or interest, imposed, levied, or assessed by any Governmental Authority.

“Tooling” means, collectively, all tooling, dies, test and assembly fixtures, gauges, jigs, patterns, casting patterns, cavities, molds, and documentation (including engineering specifications and test reports) used by Seller in connection with its Manufacture and sale of the Products, together with any accessions, attachments, parts, accessories, substitutions, replacements, and appurtenances thereto.

“Trade Secrets” means all inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections, patent disclosures, and other confidential and proprietary information and all rights therein.

“Trademarks” means all rights in and to Canadian and foreign trademarks, service marks, trade dress, trade and business names, brand names, logos, symbols, designs, corporate names, domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing, in each case whether registered or unregistered and including all registrations and applications for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection in any part of the world.

”Waiver“ means a specific written authorization by Buyer to accept an item, which during Manufacture, or after having been submitted for inspection or acceptance, is found by Buyer to depart from Specifications, but is nevertheless considered by Buyer as suitable for use “as is”, or after Seller repair by a Buyer-approved method.

SECTION II
SCOPE OF WORK

Section 2.01          Manufacture, Purchase, and Sale.

(a)
Subject to the terms and conditions of the Agreement, during the Term, Buyer may purchase Products from Seller, and Seller must Manufacture, or have Manufactured, and sell Products to Buyer, at the Agreed Price (as specified in Section 5.02) and in Buyer’s opinion acting reasonably, in full conformity with applicable Specifications and Product Assurance Plan (namely in accordance with Exhibit B).

(b)	Notwithstanding any provision to the contrary, Buyer is not obligated to purchase any minimum quantities from Seller under the Agreement.
(c)	Except as expressly set out in the Agreement, Seller shall be responsible for all labour, materials, Equipment, and facilities necessary for the Manufacture and sale of Products under the Agreement.
(d)
Buyer shall, from time to time, provide Seller with rolling demand forecasts for the delivery of each Product (“Forecast(s)”). The Forecast is a non-binding, good-faith estimate, at the time such Forecast is made, of Buyer’s demand for each Product for the following Twelve (12) month period.

(e)	Buyer shall not act as a reseller or distributor of the Products as standalone products.
(f)	Buyer shall provide to Seller such information or documentation as Seller may reasonably request in order for Seller to deliver the Products as contemplated by the Agreement.

Section 2.02          Order of Precedence. All Purchase Orders shall form part of the Agreement and incorporate all of the terms and conditions hereof. Subject to subsection 2.02(2), if any terms and conditions contained in a Purchase Order and/or exhibit to the Agreement conflict with any terms and conditions contained in the body of the Agreement, the order of precedence is:

(a)	the Purchase Order;
(b)	Exhibit A Prices;
(c)	Exhibit B Products’ Specifications, Requirements and Plans;
(d)	Exhibit C Illustrative Example of Draw-Down Against Pre-Purchase Amount; and
(e)	the body of the Agreement.

Section 2.02(1) Flow-Downs. All Purchase Orders may additionally be subject to terms and conditions that Buyer flows down to Seller such that Buyer’s customer-facing obligations may be fulfilled. Such flow-downs will be reasonable and commensurate with Seller’s scope of work. Upon Seller’s request, Buyer shall provide Seller with a certificate signed by a duly authorized senior executive of Buyer, confirming that the flowed-down terms are reasonably required in order to enable or facilitate Buyer’s fulfilment of its customer-facing obligations.

Section 2.02(2) Purchase Order Additional Terms and Conditions. A Purchase Order shall only take precedence over the Exhibits and/or body of the Agreement, as the case may be, to the extent that it lists: (i) Products to be purchased; (ii) quantity of each of the Products ordered as applicable; (iii) Delivery Date(s); (iv) unit price for each of the Products insofar as such price is lower than the Agreed Price; (v) billing address; (vi) Delivery Location(s); (vii) termination liability schedule (in respect of the Purchase Order only); (viii) instalment deliveries, if any; (ix) flowed-down terms and conditions; and (x) liquidated damages, as applicable. Exhibits A, B and C, and the body of the Agreement shall take precedence over the Purchase Order in all other respects. Each Purchase Order must contain a termination liability schedule.

These terms and conditions are the exclusive governing terms and conditions between the Parties with respect to all Purchase Orders. All other terms and conditions, including without limitation those that may be contained in any Seller document, are expressly excluded.

Section 2.03          Capacity and Availability. Throughout the Term, Seller must:

(a)	maintain the capacity and availability to supply Buyer’s requirements for the Products as communicated by Buyer to Seller, at Buyer’s sole discretion, from time to time;
(b)	provide quotations to Buyer in a timely manner whenever so requested by Buyer;
(c)	maintain an Inventory Bank at its sole expense and risk; and
(d)	not prioritize its commitments to any other customer of Seller to the detriment of any of its obligations under the Agreement.

Without limitation to the foregoing, Seller will provide all Personnel, tools, software, material, services, facilities, and other resources necessary to provide the Products to Buyer as set forth in the Agreement in accordance with the terms hereof. If Seller’s ability to provide the Products to Buyer in accordance with the Agreement is, or is expected by Seller to be, constrained for any reason (including any constraint in engineering Personnel, Equipment, or materials), Seller shall allocate the constrained resource(s) toward the supply of Products to Buyer, as required under the Agreement, before using any such resource for any other purpose.

Section 2.04          Exclusivity. [***]

SECTION III
PURCHASE ORDER PROCEDURE
Section 3.01          Purchase Orders. Buyer reserves the right to issue Purchase Orders to Seller at any time, and shall do so in written form, electronically or via mail. For each Purchase Order, Buyer and Seller shall, in good faith, discuss the proposed terms and conditions of the Purchase Order including terms that are supplemental to, and/or diverging from, those contained in the Agreement.

Section 3.02          Acceptance, Rejection, and Cancellation of Purchase Orders. Seller shall accept or reject each Purchase Order within Ten (10) Business Days of receipt thereof. Seller must not reject a Purchase Order unless the additional and/or diverging terms and conditions set out therein are demonstrably unreasonable, having taken into account the terms and conditions of the Agreement.

If Seller fails to notify its acceptance or rejection within the time set forth in the first sentence of this section or otherwise commences performance under such Purchase Order, Seller will be deemed to have accepted the Purchase Order.

Section 3.03          Buyer's Right to Request Amendments to Purchase Orders. Buyer may, on Notice to Seller, request changes to a Purchase Order. The process for amending any Purchase Order shall be the same as that of the original Purchase Order, as set out in Section 3.01 and Section 3.02 hereinabove.

SECTION IV
SHIPMENT, DELIVERY AND ACCEPTANCE

Section 4.01          Shipment and Delivery Requirements. Time is of the essence under the Agreement, subject always to the terms of the Agreement. Seller shall procure materials for, Manufacture, package, mark, and ship Products strictly in the quantities, by the methods, to the Delivery Locations and by the Delivery Dates, specified in the Product Assurance Plan or in the applicable Purchase Order. Delivery times will be measured to the time that Products are actually received at the Delivery Location.

Buyer agrees that it shall not take any action to enforce any rights or remedies that it may have against Seller in connection with a failure by Seller to deliver Products within the timeframes specified in a Purchase Order until the earlier of (i) Thirty (30) days after the applicable Delivery Date; and (ii) the occurrence of an event specified in Section 18.03(c). The foregoing is without prejudice to the rights of Buyer to issue a Notice of default under the Agreement, and to exercise its rights and remedies immediately upon expiry of the Thirty (30) day period, or occurrence of an event specified in Section 18.03(c) referenced in this paragraph.

Section 4.02          Transfer of Title and Risk of Loss. Title to Products shipped under any Purchase Order passes to Buyer upon delivery. Notwithstanding any agreement between Buyer and Seller concerning transfer of title or responsibility for shipping costs, risk of loss to Products shipped under any Purchase Order passes to Buyer upon acceptance by Buyer, and Seller will bear all risk of loss or damage with respect to Products until Buyer’s acceptance of such Products in accordance with the terms hereof.

Section 4.03          Inspection and Acceptance. Prior to any delivery, Seller must ensure that the Products have been sufficiently and successfully tested and qualified, namely in accordance with Exhibit B. Seller shall notify Buyer upon completion of such testing and qualification through (i) the electronic submission of a Certificate of Conformance prior to delivery; and (ii) by physically including the Certificate of Conformance at the point of delivery. Buyer shall Notify Seller of its acceptance or rejection of the delivered Products within a period not exceeding Forty Five (45) days from arrival of the Products at the Delivery Location (“Acceptance Period”). In the event of rejection, Buyer shall return the rejected Products to Seller, for a repair, replace or refund as requested by Buyer, acting reasonably. Buyer’s failure to notify Seller during the Acceptance Period shall be deemed as acceptance of the Products by Buyer. If Buyer determines, acting reasonably, that Products delivered under the Agreement are Non-Conforming Products, Buyer shall make a warranty claim in accordance with SECTION VIII.

SECTION V
PRICE, INVOICING AND PAYMENT

Section 5.01          Price. Subject to Section 5.02 and Section 5.03, Seller shall provide Products to Buyer at the Agreed Price (as defined in Section 5.02). The Agreed Price is firm and not subject to increase for any reason, including without limitation changes in market conditions, increases in raw material, component, labour or overhead costs, or because of labour disruptions, changes in program timing or length or fluctuations in production volumes.

Section 5.02          Most Favoured Customer.

(a)
Seller shall, and shall cause each of its Affiliates to, offer the Products for purchase by Buyer at the lower of (i) the lowest price that Seller or any of its Affiliates offers to, or extends to any third party at any time for the Products for the same or substantially similar quantities; and (ii)  the pricing specified under the “MDA Price” columns of the tables set forth in Exhibit A, net of any rebates, incentives, discounts, and any other payments or set-offs, financial or otherwise;

(b)	[***]
(c)	The relevant price(s) determined pursuant to paragraph (a) or (b) directly above shall be referred to as the "Agreed Price"; and
(d)
The Agreed Price includes, and Seller is solely responsible for, all costs and expenses relating namely to storage, insurance, Equipment, tools, software, engineering, qualification, testing, warranties, materials, components and licenses required for the Manufacture, sale and delivery of the Products and for Buyer to fully enjoy the work.  Responsibility for transportation costs, customs tariffs and duties shall be determined in accordance with the Incoterms.

Buyer and Seller hereby agree to update Exhibit A pricing for any quantity line item in the event Seller offers to sell or sells same or substantially similar quantity, as per the tables set forth in Exhibit A, to any third party at a lower price than said “MDA Price”. The Parties shall reflect any adjustment to pricing under this section in an amendment to Exhibit A; provided, however, that, notwithstanding anything to the contrary, the execution and delivery of any such amendment by each of the Parties will not be a condition to the effectiveness of such price adjustment.

Section 5.03          [***]

Section 5.04          Pricing Certifications. Upon written request from Buyer, no more than once annually, Seller shall promptly provide an attestation certifying, by two duly authorized Seller representatives, that Seller and its Affiliates are adhering faithfully to the terms of the most favoured pricing, as stipulated herein. All such attestations must be accompanied by supporting sales documentation from Seller and its Affiliates for all offers to sell and sales of any similar type of work that occurred since the then-previous attestation, or since the date of a Purchase Order by Buyer, whichever is more recent. The supporting sales documentation will list all volumes and unit prices in a manner that allows verification of the pricing, redacting only third party customers' identity. Completed attestations and supporting sales documentation shall be provided to Buyer no later than Thirty (30) days from the date of Buyer's request Notice to Seller.

Section 5.05          Invoicing & Payment. Unless otherwise specified on the face of the Purchase Order, Seller shall invoice Buyer upon completion of each milestone deliverable as set out in each Purchase Order. Upon receipt of an acceptable invoice, Buyer shall pay Seller within Forty Five (45) days. For the purpose of this section, an “acceptable” invoice is one that includes all supporting documentation reasonably required by Buyer from Seller as communicated by Buyer to Seller in writing before the date of the relevant invoice, including at a minimum, a Seller Certificate of Conformance for all such deliverables. All milestones shall be invoiced in the exact sequence specified in the Purchase Order, unless agreed upon by Buyer in writing. [***]

Any amount that remains unpaid after it has become due and payable shall bear interest at a rate equal to Twelve percent (12%) per annum, compounded annually, until paid in full.

Section 5.06          Invoice Disputes. Buyer shall, acting in good faith, notify Seller of any dispute with any invoice within Thirty (30) days from Buyer's receipt of such invoice. The Parties shall seek to resolve all such disputes expeditiously and in good faith in accordance with the dispute resolution provisions set forth hereinbelow. Notwithstanding anything to the contrary, Seller shall continue performing its obligations under the Agreement during any such dispute. Undisputed portions of such invoice will, in parallel, remain due and payable by Buyer to Seller. All invoice-related disputes are subject to the resolution mechanism set forth in Section 20.14 hereinbelow.

Section 5.07          Pre-Purchase Amount. [***]

In the event that [***], Seller will promptly refund Buyer any positive difference between the Pre-Purchase Amount and the aggregate purchase price (net of any applicable Taxes) of Products purchased and accepted by Buyer in accordance with the Agreement (the “Refunded Amount”), together with a fee on the Refunded Amount calculated as [***].

Section 5.08          Taxes.

(a)
Each Party shall pay its own applicable taxes as per governing regulation. With exception to applicable Canadian sales taxes, Seller shall not invoice Buyer for any Seller taxes, insurance, bonds, or any other subscription or expenditure of any kind. If Canadian sales taxes are applicable, Seller shall identify such taxes separately in its invoice(s). Except as stipulated directly below, Buyer shall make no deduction from its payment(s) to Seller for taxes, insurance, bonds, or any other subscription of any kind.

(b)
Pursuant to Article 105 of the Canadian Income Tax Regulations (Regulation 105:  Withholding Amounts Paid to Non-Residents Providing Services in Canada), Buyer must withhold a portion of any sum paid to non-Canadian individuals performing work in Canada, for submittal to Canadian tax authorities. Seller acknowledges and accepts to comply with this Article 105, to any extent applicable.

Section 5.09          Quotations for Identified Pursuits. If requested by Buyer, Seller agrees to furnish, within Ten (10) days of such request, firm price quotations for Products on Buyer identified pursuits, with a validity period of Thirty Six (36) months. The parties agree to record such price quotations as an appendix to the Agreement.

SECTION VI
CERTAIN OBLIGATIONS OF SELLER

Section 6.01          Quality.

(a)	Seller shall qualify the Products for space applications, in accordance namely with the Specifications and Product Assurance Plan as specified in Exhibit B.
(b)	Furthermore, Seller shall meet or exceed Quality Standards for the Products, and:
i.
At Buyer’s reasonable request, Seller shall furnish to Buyer test documentation and samples of Products as reasonably required by Buyer, Buyer’s customer(s) or any certification agency identified by Buyer, for Buyer to confirm that, as previously communicated by Seller,  Seller’s Manufacture is in accordance with the Specifications and Quality Standards.

ii.
Seller shall perform quality assurance testing and inspections of Products in accordance with the Product Assurance Plan. Seller shall provide reasonable support as requested by Buyer to address and correct quality concerns.

iii.
In addition to its other rights and remedies, Buyer may hold Seller responsible for reasonable costs associated with quality-issue investigation and containment to the extent caused by Seller’s Deliberate Default or negligence. If the Products are later found by way of Buyer audit to be in compliance with Quality Standards, Buyer will promptly reimburse Seller for Seller’s reasonable, out-of-pocket costs incurred in participating in such audit.

(c)
Seller shall work together with Buyer to achieve global process improvements in the areas of technology, quality, responsiveness, and delivery. At Buyer’s request, Seller shall meet with Buyer to review the progress made on these objectives.

(d)	Seller shall, on a continuous basis, identify ways to improve the quality, service, performance standards, and technology for the Products.

Section 6.02          Packaging and Labelling. Seller shall properly pack, mark, and ship Products in accordance with applicable Law and the Quality Standards, and shall provide Buyer with shipment documentation containing the following information: the Purchase Order number; amendment number; Seller’s name; Seller’s identification number; the make/model/SKU for the subject Products; carrier name; ship-to address; weight of shipment; weight of each carton or container; the quantity of each type of Product shipped; the number of cartons or containers in shipment; the bill of lading number; the country of origin; and any other information necessary for the identification and shipment of the Products.

Section 6.03          Protection Against Supply Interruptions. Should Seller experience any interruption in supply, Seller shall notify Buyer in writing at least Five (5) Business Days of becoming aware of the relevant disruption.

Section 6.04          Duty to Advise. Seller shall promptly provide Notice to Buyer of any of the following events or occurrences, or any facts or circumstances reasonably likely to give rise to any of the following events or occurrences:

(a)	any delay in the delivery of Products; and/or
(b)	any Defects or quality problems relating to Products.

In addition, Seller shall promptly Notify Buyer of any material change in Seller’s insurance coverage or professional certifications.

Section 6.05          Changes. Seller shall submit a written change proposal detailing the impacts of a change in delivery, quantity and/or scope within Five (5) Business Days of a Buyer Notice for change. Buyer reserves the right to accept or reject any change proposal. Upon issuance of a Buyer Notice, Seller must promptly comply, and may in no event suspend or otherwise hinder execution of Seller’s original scope of work unless and until the revised version is accepted in accordance with the terms of the Agreement.

(a)	Seller may not make any changes with respect to the Products or scope of the Agreement without Buyer’s advance written approval, not to be unreasonably withheld, including:
i.	the location at which Products are Manufactured;
ii.	any subcontractors to Seller with respect to the Manufacture of Products;
iii.	the processes or procedures used by Seller in the Manufacture of Products;
iv.	the composition, fit, form, function, performance and/or appearance of Products; or
v.	chemicals, raw materials, or any components or ingredients used in the Manufacture of Products.
(b)
Seller shall submit to Buyer any request for a Waiver of, or Deviation from, Specifications. Seller’s request must be sufficiently detailed to enable Buyer to determine whether Buyer may accept or reject the same, in whole or in part and at Buyer’s discretion, acting reasonably. Any such request shall be deemed granted only if it has been approved, in writing, by a duly authorized representative of Buyer acting reasonably.

If Seller learns of a possible change to the Products that may improve quality, or otherwise be beneficial to Buyer, Seller shall promptly Notify Buyer of the possible change.

Section 6.06          General Compliance with Laws.

(a)
Each Party shall at all times fully comply with all Laws applicable to the Agreement, the operation of its business and the exercise of its rights and performance of its obligations hereunder, including Seller’s sale of Products to Buyer and Buyer’s purchase thereof.

(b)	Without limiting the generality of the foregoing, Seller shall ensure the Products and any related packaging, conform fully to any applicable Law.
(c)	Upon Buyer’s request, Seller shall promptly provide Buyer with:
i.	written certification of the origin of any ingredients or materials in the Products; and
ii.	any additional information regarding the Products as reasonably requested by Buyer such that Buyer may comply in a timely manner with its obligations under Law.
(d)	Each Party shall obtain and maintain all Permits necessary for the exercise of its rights and performance of its obligations under the Agreement.

SECTION VII
REPRESENTATIONS AND WARRANTIES

Section 7.01          Representations and Warranties. Each Party represents and warrants to the other Party as of the Effective Date and upon issuance and acceptance of each Purchase Order that:

(a)	it is a corporation incorporated and existing under the Laws of its jurisdiction;
(b)	it has all necessary power and capacity to enter into the Agreement, grant the rights and licenses granted under the Agreement and perform its obligations hereunder;
(c)	its execution and delivery of the Agreement has been duly authorized by all necessary action on its part;
(d)	the Agreement is a legal, valid, and binding obligation of it, enforceable against it in accordance with its terms;
(e)
its execution, delivery, and performance of the Agreement will not violate, conflict with, require consent under or result in any breach or default under (i) any of its constating documents; or (ii) any applicable Law;

(f)	in the case of Seller, Seller represents and warrants that it is not insolvent on the basis set out in s.123(1)I of the Insolvency Act 1986; and
(g)	in the case of Buyer, Buyer represents and warrants that it is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada).

SECTION VIII
WARRANTY

Section 8.01          Basic Warranty. Seller warrants all Products, including all components embedded therein, for a period of [***], whichever ends first (the “Warranty Period”), against all defects in workmanship, design, material and compliance with the Specifications and Product Assurance Plan, namely as specified in Exhibit B. Upon discovering any defect, Buyer shall promptly Notify Seller, and upon receipt of such notification Seller shall repair, replace or otherwise make good, at Buyer’s option and Seller’s expense. Any portion of the Products that is repaired, replaced or otherwise made good shall be warranted for the remainder of that Warranty Period.

Notwithstanding the foregoing, the Warranty Period with respect to the hardware components of any Products ends at intentional ignition of the launch vehicle carrying the systems into which such Products have been integrated.

Section 8.02          Additional Warranty Terms.

(a)	The warranty:
i.	is in addition to all other warranties, express, implied, statutory, and common law;
ii.	extends to the Products' future performance;
iii.
survives Seller's delivery of the Products, Buyer's receipt, inspection, acceptance, use of the Products and payment for the Products, integration of the Products and sale of the integrated product by Buyer to Buyer’s customers, and the termination or expiration of the Agreement;

iv.	may not otherwise be limited or disclaimed by Seller.
(b)	Buyer's approval of Seller's designs, materials, processes, drawings, Specifications or similar requirements may not be construed to relieve Seller of any warranty.

Section 8.03          Warranty Exclusions. A warranty claim may be invalidated if such claim pertains to Products that are Defective solely as a direct result of: (i) excessive wear and tear; (ii) willful damage by Buyer; (iii) storage or use by Buyer that is not in accordance with Seller’s reasonable instructions that have been provided to Buyer in writing and in advance of any delivery; (iv) integration of the Products by Buyer into applications other than those relating to Digital Payloads without Seller prior written consent, such consent not to be unreasonably withheld; or (v) continuing use, by Buyer, of a software version containing a bug for which Seller provided a fix that Buyer had since refused or neglected to implement on such software version.

Section 8.04          Remedies for Breach of Warranty. During the Warranty Period, if Products do not comply with the warranties in the Agreement, in addition to other remedies available at Law or in the Agreement, Seller shall, at Seller’s cost:

(a)	repair or replace such Defective Products, Buyer indicating its preference for Seller to action accordingly; and/ or
(b)
if repair or replacement is not possible and/or will adversely impact Buyer’s schedules, credit or refund the price of such Defective Products plus any inspection, test, shipping, handling, and transportation charges paid by Buyer, less any applicable discounts, rebates, or credits.

If applicable for such Products, Buyer shall ship, at Seller's expense and risk of loss, such allegedly Defective Products to the nearest authorized Seller location and Seller will, at Seller's expense and risk of loss, return any repaired or replaced Products to the Delivery Location or any other location designated by Seller, in a timely manner.

The Parties will, acting reasonably, initially attempt to favor (a) and then if that is not possible and/or commercially reasonable, proceed with (b). With respect to the above, prior to making a warranty claim, Buyer shall use commercially reasonable endeavours to attempt to resolve the Defect at the Digital Payload level, if so deemed feasible, taking into account cost and time implications for Buyer.

If Seller fails to repair or replace Products in a timely manner, Buyer may do so, and Seller shall reimburse Buyer for actual and reasonable costs and expense incurred in relation therewith.

Section 8.05          Systematic Failures. If, at any time following delivery of any number of Products, it is discovered that the Products and/or any other previously delivered Products of the same type, bear a repeated and/or predictable defect which in each case (a) cannot be addressed through screening of Products during the Manufacturing process; or (b) which causes the relevant Products to fail or otherwise fails to meet the requirements of the applicable Purchase Order(s), the Specifications and the Product Assurance Plan, as had been sufficiently evidenced by  Seller to Buyer namely through Certificates of Conformance, Seller shall:

(a)	where it has discovered the defect or potential defect, promptly Notify Buyer;
(b)	conduct, as Seller’s sole risk and expense, transportation included, all necessary investigations to determine:
i.	whether Products have the relevant defect or otherwise fails to meet the requirements of the applicable Purchase Order(s), the Specifications and the Product Assurance Plan; and
ii.	the root cause of such defect.
(c)	promptly suspend delivery of any other deliverable that has or reasonably could have that defect, unless otherwise agreed with Buyer;
(d)
either replace the deliverable or repair, Buyer indicating its preference for Seller to action accordingly, within the shortest time possible given the type of Defect, such Defect(s) in the Products including hardware and software, and any repair further including any necessary changes to the systems and processes giving rise to that Defect, or update the applicable screening process within the Product Assurance Plan; and

(e)	on a reasonable endeavours basis, avoid and minimize delays associated with the correction of any such Defect or root cause.

Seller, acting reasonably, shall determine if repair or replacement is required to be performed at Seller’s plant. Risk of loss for the applicable Products shall transfer to Seller until such time as the Products are repaired or replaced, and delivered to and accepted by Buyer, to the requirements of the applicable Purchase Order(s), the Specifications and the Product Assurance Plan.

SECTION IX
FURTHER SELLER OBLIGATIONS RELATING TO THE PRODUCTS

Section 9.01          Products’ Maintenance. During the Support Period:

(a)
Error Correction. Buyer may report to Seller any failure of the Licensed Programs to operate in accordance with the Software Documentation and/or as applicable, Purchase Order requirements, Specifications and Product Assurance Plan. Buyer may report failures either in writing or by telephone or other remote communication. Upon receipt of a report of a failure from Buyer, where Seller agrees that there is a Software Error which it is able to reproduce then, at no additional cost to Buyer, Seller must provide Buyer with a correction of the Software Error that caused the failure. Any such software correction must cause the Licensed Programs to meet the Software Documentation and/or as applicable, Purchase Order requirements, Specifications and Product Assurance Plan. Seller must provide permanent corrections for all Software Errors, and Seller warrants that the Licensed Software will meet the functional and performance criteria set out in Purchase Order requirements, Specifications and Product Assurance Plan. All Software Error corrections will become part of the Licensed Software and will be subject to the rights and obligations contained in SECTION XII hereof.

(b)
Maintenance Releases. Seller must provide to Buyer all Maintenance Releases, in object-code form, at no additional cost. All Maintenance Releases will become part of the Licensed Software and will be subject to the rights and obligations contained in SECTION XII hereof. Buyer will receive at least one Maintenance Release during any Twelve (12) month period.

(c)	Media. Buyer will own the Media provided to Buyer in the performance of the software support services upon delivery to and acceptance of the Media by or on behalf of Buyer.
(d)
Support Services. Seller must provide to Buyer, at no additional cost, access to Seller's Personnel on a Monday to Friday, 8AM to 5PM Eastern Standard Time, to help Buyer in respect of any issue or question relating to the Products, up to Two Hundred and Fifty (250) hours per calendar year (pro rata for part thereof). Buyer’s access to Seller's Personnel must include telephone, e-mail, remote access and on-site services at Buyer's or Seller’s premises as the case may be.

Section 9.02          Seller's Property. Unless otherwise agreed to by Buyer in writing, Seller, at its sole expense, shall be responsible for, keep in good condition, and replace when necessary all Equipment and other items necessary or helpful for the Manufacture of the Products (including Seller’s foundry’s equipment, the "Seller's Property"). Seller shall insure Seller's Property in accordance with the terms of SECTION XV. Upon Buyer’s request, Seller shall authorize its foundry to utilize Seller intellectual property in order for Buyer to have the option to purchase the Products directly from the foundry.

Section 9.03          Recall. If Buyer is the subject of a request, court order or other directive of a Governmental Authority to withdraw any Products from the market (“Recall Notice”) it shall promptly Notify Seller, enclosing a copy of the Recall Notice, as so allowed. Buyer shall, at the cost of Seller, provide such support, information and assistance as reasonably required by Seller in respect of any Recall Notice (including a notice received directly by Seller or which was sent to Seller by a third party).

SECTION X
SUSPENSION BY BUYER

Section 10.01          [***]

SECTION XI
ACCESS AND AUDITS

Section 11.01          Buyers Right of Access. With Ten (10) days’ prior Notice, Seller hereby grants to Buyer and Buyer's customers, and each of their authorized Representatives, access to Seller's premises (including Seller's operations used in the Manufacture of the Products) and all pertinent documents and other information, whether stored in tangible or intangible form, including any books, records, and accounts, in any way related to Seller's performance under the Agreement (including Sellers' processes and procedures), Products, or any payment or other transaction occurring in connection with the Agreement, for the purpose of auditing Seller's compliance with the terms of the Agreement and any other agreement(s) between Buyer and Seller, and/or inspecting or conducting an inventory of finished Products, work-in-process or raw-material inventory, the whole being subject to reasonable confidentiality and security written procedures that Seller has provided to Buyer in advance (and, as applicable, subject to Seller’s right to grant to Buyer and/or Buyer’s customers access to Seller’s operations used in the Manufacture of the Products). Seller agrees to cooperate fully with Buyer in connection with any such audit or inspection.

Section 11.02          Seller's Records. Seller shall maintain, during the Term and for a period of Seven (7) years after the Term:

(a)	complete and accurate books and records and any other financial information in accordance with Accounting Standards; and
(b)
records in and of compliance with the Specifications and Product Assurance Plan, with sufficient detail to facilitate at a minimum lot traceability in the event of a product recall or voluntary withdrawal of Products.

Section 11.03          Buyer's Right to Reimbursement. Seller shall reimburse Buyer for all amounts associated with errors, discrepancies and anomalies discovered during an audit. In addition, Seller shall reimburse Buyer for an amount equivalent to Buyer's costs and expenses incurred in conducting an audit, whereby the results reveal material finding(s) that were or should have been known by Seller. For the purposes hereof, materiality equates to findings of relevant and significant error, discrepancy, anomaly or risk, relative, and detrimental, to the purpose for which Buyer has opted to enter into the Agreement and any or all Purchase Order(s).

Section 11.04          Access to Subcontractors and Suppliers. If requested by Buyer, Seller shall consent to Buyer and its Representatives accessing subcontractors and suppliers’ premises, such consent not to be unreasonably withheld. Seller shall further use reasonable endeavours to permit Buyer and its Representatives to obtain from Seller’s subcontractors and suppliers any information or documentation Buyer reasonably deems necessary to conduct any Buyer review.

SECTION XII
INTELLECTUAL PROPERTY

Section 12.01          Ownership and Licensing Rights. Each Party owns, and shall continue to own, all IP Rights relating to their respective obligations in direct connection with the Agreement, Purchase Orders and Products, that exist as at the Effective Date (the “Background IP Rights”). Seller hereby grants to Buyer, and by extension to Buyer’s customers and subcontractors for use on the applicable project(s) and with the same restrictions to Buyer’s customers and subcontractors as those stipulated for Buyer in this section, [***]. For the avoidance of doubt, the foregoing license expressly excludes the rights to modify, amend or create derivative works from Seller’s Background IP Rights.

Each of the Parties acknowledges and agrees that:

(a)	each Party retains exclusive ownership of its Background IP Rights;
(b)	Buyer does not transfer to Seller any of its Background IP Rights, and Seller may not use any of Buyer's Background IP Rights other than to Manufacture and sell Products to Buyer hereunder;
(c)	Seller does not transfer to Buyer any of Seller's Background IP Rights nor grant any rights to use the same, except:
i.	to the extent set out in this section; and
ii.
that Seller grants to Buyer and its customers the right to sell Products, use Products, or incorporate Products purchased from Seller into finished products and to sell such finished products to its customers, specifically in the context of Digital Payload systems and subsystems.

(d)
all Foreground IP Rights will be owned by Seller, Seller hereby granting to Buyer, and by extension to Buyer’s customers and subcontractors for use on the applicable project(s) and with the same restrictions to Buyer’s customers and subcontractors as those stipulated for Buyer in this paragraph, [***].

Section 12.02          Buyer Prohibited Acts. Buyer shall not disassemble, decompile or reverse engineer Seller software or Seller’s Background IP Rights or Foreground IP Rights, unless Seller has otherwise agreed thereto in advance in writing on a case by case basis. Buyer shall not obscure or remove any Seller Trademarks, copyright notices or any other proprietary notices placed by Seller on the Products.

Section 12.03          Buyer Sublicensing Responsibility. Buyer shall remain responsible vis-à-vis Seller, under the Agreement, for any sublicensing granted by Buyer pursuant to Section 12.01 hereinabove.

SECTION XIII
CONFIDENTIALITY

Section 13.01          Scope of Confidential Information. From time to time during the Term, either Party (as the "Disclosing Party") may disclose or make available to the other Party (as the "Receiving Party") information about its business affairs, products and services (including any Forecasts), confidential information, and materials comprising or relating to IP Rights, Trade Secrets, third party confidential information, and other sensitive or proprietary information. Such information, as well as the terms of the Agreement, whether orally or in written, electronic, or other form or media, and whether or not marked, designated or otherwise identified as "confidential" constitutes "Confidential Information" hereunder.

Confidential Information does not include information that, at the time of disclosure and as established by documentary evidence:

(a)	is or becomes generally available to and known by the public other than as a result of, directly or indirectly, any breach of this section by the Receiving Party or any of its Representatives;
(b)
is or becomes available to the Receiving Party on a non-confidential basis from a third party source, provided that such third party is not and was not prohibited from disclosing such Confidential Information;

(c)	was known by or in the possession of the Receiving Party or its Representatives before being disclosed by or on behalf of the Disclosing Party; or
(d)	was or is independently developed by the Receiving Party without reference to or use of, in whole or in part, any of the Disclosing Party's Confidential Information.

Buyer may disclose Seller technical and programmatic Confidential Information to Buyer’s prospective and actual customers, as reasonably required, provided that Buyer first receives from such customers a confidentiality commitment no less stringent than the one herein contained.

Section 13.02          Protection of Confidential Information. The Receiving Party shall, for the Term and for Twenty (20) years after the Term:

(a)
protect and safeguard the confidentiality of the Disclosing Party's Confidential Information with at least the same degree of care as the Receiving Party would protect its own Confidential Information, but in no event with less than a commercially reasonable degree of care;

(b)	not use the Disclosing Party's Confidential Information, or permit it to be accessed or used, for any purpose other than to exercise its rights or perform its obligations under the Agreement; and
(c)
not disclose any such Confidential Information to any Person, except to the Receiving Party's Representatives who need to know the Confidential Information to assist the Receiving Party in connection with the subject matter of the Agreement, or act on its behalf, to exercise its rights or perform its obligations under the Agreement, and/or as required by applicable Laws.

The Receiving Party shall be responsible for any breach of this section caused by any of its Representatives. On the expiration or earlier termination of the Agreement, the Receiving Party shall promptly return or destroy, at Disclosing Party’s option and expense, all Confidential Information and copies thereof that it has received under the Agreement, excluding back-up archival copies as retained by information systems.

SECTION XIV
PERSONAL DATA

Section 14.01          Definitions. In this section, the following definitions apply:
“Personal Data, Controller Process” shall have the meaning ascribed to them in the Data Protection Legislation.

“Data Protection Legislation”:

(a)	to the extent the UK GDPR applies, the law of the United Kingdom or of a part of the United Kingdom that relates to the protection of Personal Data; and
(b)	to the extent the EU GDPR applies, the law of the European Union or any member state of the European Union to which the Party is subject, which relates to the protection of Personal Data.
EU GDPR: the General Data Protection Regulation ((EU) 2016/679).
UK GDPR: has the meaning given to it in section 3(10) (as supplemented by section 205(4)) of the Data Protection Act 2018.

Section 14.02          Obligation. For the purposes of the Data Protection Legislation, Seller and Buyer shall each be Controllers of any Personal Data to it by the other Party under or in connection with the Agreement. Each Party acknowledges that the provision and governance of the services and the Products will require each Party to disclose or make available to the other Party Personal Data.

Each Party shall comply with all obligations, responsibilities and duties imposed on it by the Data Protection Legislation in respect of any Personal Data that it passes to, or receives from, the other Party under or in connection with the Agreement.

In respect of any Personal Data provided by the one Party to the other, the providing Party:

(a)	warrants, represents and undertakes that it has all necessary permissions and consents to enable it to lawfully disclose or make available any Personal Data to the other;
(b)	shall comply with all duties, obligations and restrictions imposed on it by the Data Protection Legislation in respect of the transfer of such Personal Data; and
(c)	shall not by any act or omission in respect of such Personal Data cause the other to be in breach of Data Protection Legislation.

SECTION XV
INSURANCE

Section 15.01          Coverage. Seller must obtain and maintain for the Term:

(a)	All Risk Property insurance coverage while any Buyer property is under Seller’s care, custody or control, in an amount of not less than the then-fair market value of such Buyer property;
(b)
All Risk Property in Transit insurance coverage for all applicable conveyances while under its care, custody or control, in an amount of not less than $5,000,000 per delivery. Products must be insured on a replacement cost (new) basis; and

(c)	Commercial General Liability Insurance in an amount usual for an agreement of this nature, but for no less than $2,000,000 per accident or occurrence and in the annual aggregate.

Section 15.02          Additional and Concurrent Obligations. For all insurance requirements specified in Section 15.01, the following additional and/or concurrent Seller obligations apply:

(a)
Subject to any required approval from Wilmington Savings Fund FSB Buyer is added as an additional insured with respect to any liability arising out of or in connection with Seller’s performance under the Agreement;

(b)	Notice of Cancellation: Seller will provide Buyer Thirty (30) days prior Notice of any policy(ies) cancellation and/or any changes thereto; and
(c)	If any policy is written on a claims-made basis, coverage must be in place for a period of at least Three (3) years after the expiration of termination of the Agreement.

SECTION XVI
INTELLECTUAL PROPERTY INDEMNIFICATION

Section 16.01          IP Indemnification. Seller shall indemnify each of Buyer, its officers, directors and employees and those of Buyer’s Affiliates (the “Indemnitees”) on written demand in respect of the Indemnified Losses and shall take all steps necessary to defend any IPR Claim.

In this section:

“Indemnified Losses” means all  losses, damages, costs, expenses and other liabilities (including, without limitation, reasonable legal and other professional fees) incurred by or awarded against an Indemnitee in connection with an IPR Claim or that are agreed to be paid by an Indemnitee by way of settlement or compromise of an IPR Claim (provided that any such settlement or compromise either arises as a result of Buyer’s assumption of the defence of the IPR claim pursuant to Section 16.02 or is not prohibited by Section 16.04(b)); and

“IPR Claim” means any claim or action against an Indemnitee by any third party alleging that any IP Rights of Seller or Buyer’s right to use thereof or Buyer’s use or possession of the Products infringes the IP Rights of a third party.

Section 16.02          Seller shall have the right, upon providing written notice to the Indemnitees given no later than thirty (30) days after receipt of a notice of an IPR Claim (the "IP Notice Period"), to assume control of the defense, provided that Seller acknowledges, in writing, its obligation to indemnify the Indemnitees in accordance with Section 16.01.  Upon assumption of the defense by Seller, Seller shall diligently proceed with the defense of the Indemnitees, at Seller's sole cost and expense.  The Indemnitees shall cooperate with Seller in the conduct of the defense, but at the cost and expense of Seller with respect to any out-of-pocket expense incurred in relation thereto.  If Seller does not assume the defense of the claim within the IP Notice Period, Seller shall be deemed to have waived its right to defend and control the defense of the claim and the Indemnitees shall have the right, but not the obligation, to defend, compromise and settle the claim.

Notwithstanding the assumption of the defense by Seller, Buyer shall have the right to participate in (but not control) the defense, settlement, negotiation, or compromise of the third party claim, at its own cost and expense, provided, however, that if Buyer, in its reasonable judgment, after providing written notification to Seller, believes Seller's defense of such claim is being conducted in a manner that may have a significant adverse impact upon Buyer’s interests, or that the counsel selected by Seller is in a conflict of interest, Buyer shall have the right to retain separate counsel to defend the claim or settle the matter at Seller’s expense.

Section 16.03          Seller may settle or compromise any claim, provided that it first consults with Buyer and provided that any such settlement or compromise shall include a full and final release and discharge in favour of the Indemnitees.

Section 16.04          Buyer agrees that:

(a)	it shall notify Seller in writing, on its own behalf or on behalf of any relevant Indemnitee, as soon as reasonably practicable of any IPR Claim of which Buyer has notice;
(b)
once Seller has assumed conduct of the IPR Claim, neither Buyer nor any other Indemnitee shall admit any liability or agree to any settlement or compromise of an IPR Claim without the prior written consent of Seller; and

(c)
Buyer shall, at Seller’s request, cost and expense, give Seller all reasonable assistance in connection with the conduct of the IPR Claim and shall procure that any other Indemnitee gives Seller any reasonable assistance in that connection at Seller’s request, cost and expense.  Seller shall regularly consult with Buyer in relation to the conduct of the IPR Claim and, in relation to the conduct of the IPR Claim, shall not act in any way that would be detrimental to the interests or reputation of Buyer. Buyer will act reasonably in connection with its response to any IPR Claims.

Section 16.05          If any IPR Claim is made, against any Indemnitee, Seller shall promptly and at its cost and expense either:

(a)	obtain for each Indemnitee (including its permitted sub-licensees under the Agreement) the right to continue using the Products in the manner permitted under, or as a result of, the Agreement;
(b)
modify or replace the infringing part of the Products so as to avoid the infringement or alleged infringement, but in such a way that it complies with the representations and warranties in the Agreement in relation to all and every part of the Products;

(c)	replace the Products with non-infringing versions that comply with the requirements of the Agreement; or
(d)	if Seller is unable to comply with paragraphs (a), (b) and (c) directly above, at Buyer’s request, accept the return to Seller of infringing Products and refund any amounts paid by Buyer.

Section 16.06          The indemnity in this SECTION XVI shall not apply to any IPR Claim which arises:

(a)
from any changes to the Products made by or on behalf of Buyer except for changes implemented by, on behalf of or with the approval (not to be unreasonably withheld or delayed) of, Seller (it being understood that integration of the Products into Digital Payloads is not a change to the Products for purposes of this paragraph); or

(b)	as a result of use of the Products by or on behalf of Buyer in a manner that is not contemplated or not permitted by the Agreement.

SECTION XVII
LIMITATION OF LIABILITY

Section 17.01          Limitations - General.   EXCEPT AS PROVIDED OTHERWISE IN SECTION 17.02 AND SECTION 17.03, NEITHER PARTY SHALL BE LIABLE DIRECTLY OR INDIRECTLY TO THE OTHER PARTY, TO ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, SERVANTS OR CUSTOMERS, OR THROUGH SUCH OTHER PARTY, FOR ANY AMOUNTS REPRESENTING INDIRECT, SPECIAL, INCIDENTAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES ARISING FROM OR RELATING TO THE PERFORMANCE OR NON-PERFORMANCE OF THE AGREEMENT OR ANY ACTS OR OMISSIONS ASSOCIATED THEREWITH OR RELATED TO THE USE OF ANY ITEMS DELIVERED OR SERVICES FURNISHED HEREUNDER, WHETHER THE BASIS OF SUCH LIABILITY IS BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), MISREPRESENTATION, RESTITUTION, BREACH OF STATUTORY DUTY UNDER STATUTE, UNDER ANY INDEMNITY  OR OTHERWISE.

Section 17.02          Limitations – Seller.

(a)
EXCEPT AS PROVIDED OTHERWISE IN SECTION 17.03, SELLER’S TOTAL LIABILITY ARISING OUT OF OR RELATED TO ANY PURCHASE ORDER SHALL BE LIMITED TO [***] OF THE PURCHASE PRICE OF ALL PRODUCTS AND OTHER DELIVERABLES UNDER SUCH PURCHASE ORDER.

(b)
SUBJECT TO SECTION 17.03 AND SUBSECTION 17.02(c), SELLER’S TOTAL LIABLITY ARISING OUT OF THE TERMS AND CONDITIONS OF THE AGREEMENT (INCLUDING UNDER ANY INDEMNITY), OTHER THAN THOSE THAT ARE EXPRESSLY SET OUT IN A PURCHASE ORDER AND OTHER THAN IN RESPECT OF SELLER’S OBLIGATIONS IN RESPECT OF THE REFUNDED AMOUNT, SHALL BE LIMITED TO [***].

(c)	SELLER’S TOTAL LIABILITY IN RESPECT OF THE REFUNDED AMOUNT SHALL BE LIMITED TO THE AMOUNT THEREOF AND INTEREST THEREON AS CALCULATED IN ACCORDANCE WITH SECTION 5.07.
(d)	NONE OF SECTION 17.01, SUBSECTION 17.02(a) OR SUBSECTION 17.02(b) SHALL APPLY TO ANY LIABILITY OF SELLER UNDER SECTION 2.04, SECTION 5.01, SECTION 5.02 AND SECTION 5.03.
(e)
It is acknowledged and agreed that any claim under the Agreement which could be actionable under the cap in (a) and (b) shall be actionable only under one of (a) or (b), not both. It is further acknowledged and agreed that any claim relating to the Refunded Amount shall be actionable only under (c) and not under (a) or (b).

It is agreed that the above paragraphs (a) – (e) shall apply whether the basis of such liability is breach of contract, tort (including negligence), misrepresentation, restitution, breach of statutory duty under statute, under any indemnity or otherwise.

Section 17.03          Seller does not limit or exclude its liability for Deliberate Default, and neither Party limits or excludes its liability:

(a)	for fraud; or
(b)	for death or personal injury arising from its negligence or that of its employees, agents or subcontractors; or
(c)	for matters which cannot, by Law, be limited or excluded.

SECTION XVIII
TERM AND TERMINATION

Section 18.01          Term. The term of the Agreement commences on the Effective Date and continues [***] from and including the Effective Date, unless and until earlier terminated by Buyer under the terms of the Agreement (the "Term").

Section 18.02          Renewal. Either Party may, at any time prior to the end of the Term, request to extend the Term by any additional period of time, and if mutually agreed to by the Parties in writing, the Parties shall promptly amend the Agreement to reflect the agreed extension.

Section 18.03          Termination by Buyer. Buyer may terminate all or any part of the Agreement, including Purchase Orders, by providing Notice to Seller:

(a)
If Seller fails to deliver any Product in accordance with the terms and conditions of any Purchase Order and such failure is not cured by Seller within Thirty (30) days following receipt of Notice from Buyer;

(b)
if Seller is in material breach of any representation, warranty, condition, or covenant of Seller under the Agreement, other than a breach specified in Section 18.03(a), and either the breach cannot be cured or, if the breach can be cured, it is not cured by Seller within Thirty (30) days following Seller's receipt of Notice of such breach;

(c)	immediately, if:
i.	Seller voluntarily commences proceedings under any bankruptcy, insolvency, debtor's relief or similar;
ii.
proceedings under any bankruptcy, insolvency, debtor’s relief or similar Law are commenced (other than as provided in paragraph i. directly above) against Seller and such proceeding is not dismissed within Fourteen (14) days; or

iii.	Seller is liquidated, dissolved or wound-up;
(d)	in the event of a Force Majeure Event affecting Seller's performance of the Agreement for more than Six (6) consecutive months; or
(e)	at its option, at any time, and for or without any reason.

In the event of termination for convenience pursuant to paragraph (e) above, the respective rights and obligations of the Parties for any terminated Purchase Orders, shall be in accordance with the termination liability schedule specified in such Purchase Order. In such instances, Seller shall deliver to Buyer, on request, all or any portion of Products under such Purchase Order at the Agreed Price in accordance with the original delivery schedule. It is understood that any such termination is without prejudice to any rights of the Parties that may have arisen prior to the date of termination.

In the event of termination for default pursuant to any of paragraphs (a) through (c) above, Buyer reserves the right to return or destroy the Products that have not been accepted as of the date of termination, in which case Seller must reimburse Buyer for all sums then paid by Buyer. In the event Buyer elects to retain the Products in whole or in part, Seller shall solely be entitled to payment for Products accepted, at cost with no allowance for profit or overhead.  Buyer may, at its election, recover any and all damages, costs (including legal fees, disbursements and charges), expenses and losses incurred by Seller as a result of any event described under this any of paragraphs (a) through (c) above or any breach of the Agreement by Seller. Further, Buyer shall have the right to return any portion of delivered Products, and Seller shall then refund Buyer for all sums paid therefore, and any shipping costs.

Any termination under this section will be effective on Seller's receipt of Buyer's Notice of termination or such later date (if any) set forth in such termination Notice.

Section 18.04          Termination by Seller. Seller may only terminate all or any part of the Agreement, including Purchase Orders, by providing Notice to Buyer:

(a)	If Buyer has failed to pay any amount that is due and payable under the Agreement and such failure has continued for Thirty (30) days following Buyer’s receipt of Notice of such failure:
(b)
Buyer is in material breach of any representation, warranty, condition, or covenant of Buyer under the Agreement, other than other than a breach specified in paragraph (a) directly above, and either the breach cannot be cured or, if the breach can be cured, it is not cured by Buyer within Thirty (30) days following Buyer's receipt of Notice of such breach;

(c)	Buyer voluntarily commences proceedings under any bankruptcy, insolvency, debtor’s relief or similar Law;
(d)
proceedings under any bankruptcy, insolvency, debtor’s relief or similar Law are commenced (other than as provided in paragraph (c) above) against Buyer and such proceeding is not dismissed within Fourteen (14) days; or

(e)	Buyer is liquidated, dissolved or wound-up.

In the event Seller terminates the Agreement or any Purchase Order pursuant to this section, Seller shall be entitled to receive, as its sole and exclusive remedy for termination of the Agreement and/or the applicable Purchase Orders: (i) any amounts then due and payable which remain unpaid by Buyer as at the date of such termination; and (ii) payment of the applicable termination liability amount as set out in all terminated Purchase Orders provided always that this is without prejudice to any other claims that Seller may have in respect of breaches of clauses in the Agreement relating to confidentiality as per SECTION XIII, data protection as per SECTION XIV, and Seller’s Background IP Rights and Seller’s Foreground IP Rights as per SECTION XII.

Section 18.05          Effect of Expiration or Termination.

(a)	Unless Buyer directs otherwise, any termination under Section 18.03 automatically terminates all related Purchase Orders under this section;
(b)
Promptly upon a Notice of termination being delivered by Buyer to Seller hereunder (as stated in such Notice), Seller shall, unless otherwise directed by Buyer, transfer title and deliver to Buyer all finished Products completed before the effectiveness of the Notice of termination.

(c)	Expiration or termination of the Term will not affect any rights or obligations of the Parties that:
i.	come into effect upon or after termination or expiration of the Agreement; or
ii.	otherwise survive the expiration or earlier termination of the Agreement under SECTION XVIII.
(d)	Termination of the Agreement will not constitute a waiver of either Party’s rights, remedies or defenses under the Agreement, at law, in equity, or otherwise.

Section 18.06          [***]

Section 18.07          Last-Time Buy. If after expiry of the Agreement, Seller expects it may cease, or may be advised of any cessation to, the Manufacturing of the Product(s), Seller must provide Buyer with (i) no less than a [***] prior Notice if Seller controls the cessation; or (ii) prompt Notice following Seller having been made aware of such cessation if Seller does not control the cessation, such that Buyer may upon receipt of such Notice elect to purchase the Product(s) specified in such Notice. Seller hereby commits to use reasonable efforts in honoring any Buyer purchase(s) then made.

SECTION XIX
FORCE MAJEURE

Section 19.01          Force Majeure. Seller shall not be liable for delay or failure to fulfill its obligations to the extent caused by an event that is beyond the reasonable control of Seller, and that could not have been reasonably prevented or contained, and impacts the fulfilment of Seller’s obligations under the Agreement, including acts of God, pandemic, international economic embargo, fires, floods, natural disasters, acts of war, terrorism or catastrophic accident resulting in a shutdown of Seller’s operations (a “Force Majeure Event”). Seller shall endeavor to Notify Buyer within Three (3) days of becoming aware of the Force Majeure Event, demonstrating facts in support of the Force Majeure Event being claimed, and use reasonable endeavours, including assigning additional resources, to correct such failure or delay in its performance. Seller shall resume full performance as soon as possible after the end, lessening or mitigation of such Force Majeure Event. Performance of Seller’s obligations shall only be extended by such period of time as the Force Majeure Event continues or, if shorter, by an equitable adjustment under the circumstances (but there shall be no adjustment to the Agreed Price or other economic matters and each Party shall bear its own economic costs arising from the Force Majeure Event).  Should a Force Majeure Event total Six (6) consecutive months or more, Buyer may, at its option, terminate the Agreement and/or any Purchase Order in whole or in part. In any such event, such termination shall constitute a termination for convenience as stipulated within Section 18.03.

Notwithstanding anything to the foregoing, any failure by a subcontractor or other entity in Seller’s supply chain at any level to meet its obligations to Seller, or any delay due to labour shortages, defective tooling, transportation difficulties, equipment failure or breakdowns, lockouts, or inability to obtain materials shall not constitute a Force Majeure Event (except where such circumstance is itself caused by a Force Majeure Event).

SECTION XX
MISCELLANEOUS

Section 20.01          Subcontracting. Seller may not subcontract any portion of the Agreement or Purchase Orders without the prior written consent of Buyer, such consent not to be unreasonably withheld. Notwithstanding the foregoing, and unless relating to Embedded Software Layer, Seller may subcontract portions of the work that constitute non-production items without Buyer’s prior consent. Seller remains at all times responsible for the work carried out by, and the acts and/or omissions of, its suppliers and subcontractors.

Section 20.02          Further Assurances. Upon either Party's request, the other Party shall, at its sole cost and expense, execute and deliver all such further documents and instruments, and take all such further acts, necessary to give full effect to the Agreement.

Section 20.03          Relationship of the Parties. The relationship between Seller and Buyer is solely that of vendor and purchaser, and the Parties are independent contracting parties. Nothing in the Agreement creates any agency, joint venture, partnership, or other form of joint enterprise, employment, or fiduciary relationship between the Parties. Neither Party has any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement, or undertaking with any third party.

Section 20.04          Entire Agreement. The Agreement, including and together with any Purchase Orders issued hereunder, and all schedules, exhibits, attachments, or appendices specifically referred to herein or therein, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, conditions, and warranties, both written and oral, regarding such subject matter.

Section 20.05          Survival. All of the Parties' rights and obligations relating to intellectual property, maintenance and support, liabilities, indemnities, exclusivity in accordance with Section 2.04 as therein stated, and last-time buy in accordance with Section 18.07, as well as all provisions, which by the nature of the rights or obligations therein entailed could reasonably be expected to survive, will survive the expiry or termination of the Agreement and Purchase Order(s).

Section 20.06          Notices. Each Party shall deliver all notices, requests, consents, claims, demands, waivers, and other communications under the Agreement (other than routine communications having no legal effect) (each, a "Notice") in writing and addressed to the other Party at its address set out below (or to any other address that the receiving Party may designate from time to time in accordance with this section). Each Party shall deliver all Notices by personal delivery, nationally or internationally recognized same day or overnight courier (with all fees prepaid), email or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in the Agreement, a Notice is conclusively deemed to have been validly and effectively given: (i) if sent by personal delivery or by courier (all fees prepaid) on the date of receipt; (ii) if sent by email; or (iii) if sent by certified or registered mail by a nationally or internationally recognized mailing agency, postage prepaid on the First (1st) day after the mailing thereof.

If to Seller	Address	21025 Trans-Canada Highway, Sainte-Anne-de-Bellevue, Québec, Canada H9X 3R2
	E-mail	[***]
	Phone	[***]
	Title	Director, Contracts

If to Buyer	Address	Spectrum Point, 279 Farnborough Rd, Farnborough GU14 7LS, United Kingdom
	E-mail	[***]
	Phone	[***]
Title

Section 20.07          Interpretation. For purposes of the Agreement: (a) the words "include", "includes", and "including" is deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; (c) the words "herein", "hereof", "hereby", "hereto", and "hereunder" refer to the Agreement as a whole; (d) words denoting the singular have a comparable meaning when used in the plural, and vice-versa; and (e) words denoting any gender include all genders. Unless the context otherwise requires, references in the Agreement: (i) to sections, schedules, exhibits, attachments, and appendices mean the sections of, and schedules, exhibits, attachments, and appendices attached to, the Agreement; (ii) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The Parties drafted the Agreement without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The schedules, exhibits, attachments, and appendices referred to herein are an integral part of the Agreement to the same extent as if they were set forth verbatim herein. Except as otherwise expressly provided in the Agreement, all dollar amounts referred to in the Agreement are stated in United Stated currency.

Section 20.08          Headings. The headings in the Agreement are for reference only and do not affect the interpretation of the Agreement.

Section 20.09          Severability. If any term or provision of the Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability does not affect any other term or provision of the Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 20.10          Amendments and Modifications. No amendment to or modification, rescission, termination, or discharge of the Agreement or any Purchase Order is effective unless it is in writing, identified as an amendment to or modification, rescission, termination, or discharge of the Agreement or the Purchase Order and signed by an authorized Representative of each Party.

Section 20.11          Waiver.

(a)	No waiver under the Agreement is effective unless it is in writing, identified as a waiver to the Agreement and signed by an authorized representative of the Party waiving its right.
(b)	Any waiver authorized on one occasion is effective only in that instance and only for the purpose stated, and does not operate as a waiver on any future occasion.
(c)	None of the following constitutes a waiver or estoppel of any right, remedy, power, privilege, or condition arising from the Agreement:
i.	any failure or delay in exercising any right, remedy, power, or privilege or in enforcing any condition under the Agreement; or
ii.	any act, omission, or course of dealing between the Parties.

Section 20.12          Cumulative Remedies. Except as expressly otherwise set out in the Agreement, the exercise by either Party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, in equity, by statute, in any other agreement between the Parties or otherwise.

Section 20.13          Assignment and Third Party Rights. The Agreement is binding on, and enures to the benefit of, the Parties and their respective permitted successors and permitted assigns. Neither Party shall assign, transfer, novate with any of its rights and/or obligations under the Agreement (in whole or in part) without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed). Save for the Indemnities in respect of the rights granted to them in Section 16.01 only, nothing in the Agreement is intended to, nor shall it, create any right enforceable by any third party or person not a party to the Agreement and the Contracts (Rights of Third Parties) Act 1999 shall not otherwise apply to the Agreement. The rights of the Parties to rescind or vary the Agreement are not subject to the consent of any other Person.

Section 20.14          Governing Law and Dispute Resolution. The Agreement and Purchase Orders shall be governed by the laws of England and Wales. Each Party hereby attorn to the exclusive jurisdiction of the courts of England and Wales. The Parties will internally escalate all disputes arising between them in connection with the Agreement, attempting to resolve any such matter amicably initially through project managers within Ten (10) Business Days of such dispute arising and, if the matter remains unresolved, through the project directors within the following Ten (10) Business Days and, if still remaining unresolved, within a second Ten (10) Business Day resolution period at the vice-president level, followed as may be required by a third escalation level between each Party’s CEO. Notwithstanding any provision to the contrary, each Party may initiate legal proceedings against the other Party at any time. The United Nations’ Convention on Contracts for the International Sale of Goods shall not apply.

Section 20.15          Export Controls. Each Party agrees that in carrying out its respective obligations under the Agreement all of its actions, including those of its employees, or parties acting on its behalf, shall comply with Laws, including with respect to export controls such as each Party’s host country’s laws or U.S. laws and regulations such as the U.S. International Traffic in Arms Regulations and U.S. Export Administration Regulations. Buyer agrees that it shall (i) comply with export control Laws and license provisions; and (ii) provide to Seller on request details of the customer (whether intermediate and/or ultimate), of the Products and/or the country(ies) to which the Products will be supplied. Buyer acknowledges that notwithstanding anything else in the Agreement, Seller shall not be in breach of or liable under the Agreement as a result of or in connection with any refusal to supply Products as a result of Seller’s compliance with export control Laws.

Section 20.16          Anti-Corruption. Each Party agrees that it shall not engage in any transaction that is illegal under the Laws, including prohibitions against making unlawful payments to officials, employees or representatives of any government or governmental department or agency or relevant regulatory authority, including customs officials for expediting customs clearances or anyone else, and all applicable export control laws, regulations, and license provisions.  Seller shall remain in compliance with all laws applicable to Seller’s activities hereunder, and ensure that it does not employ in its activities child labour or forced labour, acting in accordance with its country’s labour and safety work laws.

Section 20.17          Counterparts. The Agreement may be executed in counterparts, each of which is deemed an original, but all of which together is deemed to be one and the same agreement.

Section 20.18          No Public Announcements or Trademark Use. Except for disclosures required by stock market regulations, or by Law, in which case the disclosing Party shall consult with the other Party prior to such disclosure, neither Party nor its Representatives must, whether orally or in writing, publicly disclose, issue any press release, make any other public statement, or otherwise communicate with the media and/or any third party, concerning the existence of the Agreement and/or the subject matter hereof, without the prior written approval of the other Party, not to be unreasonably withheld.

Section 20.19          Offsets. All Offset credits that may result or derive from the Agreement are the sole property of Buyer, for Buyer to apply to the Offset program of its choice. In this respect, Offset is defined as: compensation practices required as a condition of purchase by certain customer(s) in the form of purchase, investment, research and development, services and/or any other form of cooperation, whether relating to industrial, economic and/or technical activities in compliance with the relevant country's offset regulation and/or any industrial cooperation requirements.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have executed the Agreement as of the Effective Date.

SATIXFY UK LTD., on its behalf and on behalf of its Affiliates
By: /s/ Menachem Burko Name: Menachem Burko Title: Director

MacDONALD, DETTWILER AND ASSOCIATES CORPORATION
By: /s/ Martin J. Herman Name: Martin J. Herman Title: Authorized Signatory

EXHIBIT A
Pricing
[***]

EXHIBIT B
Products’ Requirements, Specifications and Plans

The following referenced documents are incorporated into, and deemed to form integral part of, the Agreement:
1.	[***];
2.	[***]; and
3.	Product Assurance Plan, including acceptance plan and qualification plan.

EXHIBIT C
[***]